UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of August 26, 2004.

Commission File Number 33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

26 August 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

PRELIMINARY FINAL REPORT

In accordance with Listing Rule 4.3A and Appendix 4E of the Listing Rules, please find enclosed Preliminary Final Report.

Yours sincerely

Helen Golding
Company Secretary / Group Legal Counsel

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359

APPENDIX 4E

PRELIMINARY FINAL REPORT

YEAR ENDED JUNE 30, 2004

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

PRELIMINARY FINAL REPORT
YEAR ENDED JUNE 30, 2004

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Name of entity

BURNS, PHILP & COMPANY LIMITED

ABN 65 000 000 359	Reporting period: Year ended June 30, 2004
Previous corresponding period: Year ended June 30, 2003

				$A million
Revenues from ordinary activities (excluding individually significant items) (1)	up	75.6%	to	3,394.5
Revenues from ordinary activities (including individually significant items) (2)	up	57.8%	to	3,538.0
Profit from ordinary activities after tax attributable to members (3)	down	34.8%	to	110.9
Net profit for the year attributable to members (4)	down	34.8%	to	110.9

Franked amount per
	Amount per security	security
Dividends – Ordinary Share
Final dividend	Nil ¢	Nil ¢
Previous corresponding year	Nil ¢	Nil ¢
Dividends – Converting Preference Shares
Interim dividends
30 September 2003	0.5671 ¢	Nil ¢
31 December 2003	0.5671 ¢	Nil ¢
31 March 2004	0.5610 ¢	Nil ¢
30 June 2004	0.5610 ¢	Nil ¢
Total	2.2562 ¢	Nil ¢
Previous corresponding year	2.2439 ¢	Nil ¢

(1)	Revenue from ordinary activities (excluding individually significant items) up 75.6 % mainly due to the full year effect of the Fleischmann’s and Goodman Fielder acquisitions

(2)	Revenue from ordinary activities (including individually significant items) up 57.8 % mainly due to the factors described in (1), partially offset by reduced proceeds from sales of non current assets and businesses and a lower unrealised foreign currency gain on the Group’s unhedged foreign currency borrowings.

(3)	Profit from ordinary activities after tax attributable to members down 34.8 % this year primarily due to a lower unrealised foreign currency gain on the Group’s unhedged foreign currency borrowings.

(4)	Net profit for the year attributable to members down 34.8 % for the same reason described in (3) above.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

COMMENTARY ON RESULTS FOR THE YEAR ENDED JUNE 30, 2004

Burns Philp is an Australian based company involved in the production and distribution of food ingredients and consumer branded food, beverage and related products. The Group operates internationally with leading brands enjoying significant market shares in each of our principal markets.

Burns Philp has completed a successful year with respect to both operating results and strategic initiatives. This has included the integration and restructuring of Goodman Fielder, together with the announcement of the sale of the Group’s Yeast and Bakery Ingredients and Herbs and Spices businesses.

These initiatives have transformed the Group into a position where future earnings will be significantly higher than they might otherwise have been, the portfolio of businesses enhanced and the Group’s financial position strengthened, leaving us well placed to continue to grow as opportunities are identified.

	2004	2003
Year ended June 30,	A$ million
Revenue from sale of goods and rendering of services	3,354.9	1,887.2
EBITDA before individually significant items:
Goodman Fielder	350.9	79.7
Yeast/Bakery	191.2	195.2
Herbs & Spices	43.2	64.8
Terminals	—	3.2
Vinegar	—	5.6
Corporate	(17.0)	(13.2)

EBITDA before individually significant items	568.3	335.3
Individually significant items:
Goodman Fielder restructuring costs	(31.6)	(48.7)
Recovery of Bartter vendor finance loan	30.0	—
Unrealised foreign currency gain	56.5	139.1
Gain on sale of properties	29.2	6.6
Fleischmann’s Latin America restructuring costs	—	(3.3)
Gain on sale of Terminals	—	40.7
Gain on sale of Vinegar	—	10.9
Deferred borrowing costs expensed	—	(32.6)

EBITDA	652.4	448.0
Depreciation	(117.7)	(73.2)
Amortisation of goodwill and other intangibles	(95.6)	(35.1)

EBIT	439.1	339.7
Net borrowing costs	(281.8)	(156.8)
Income tax	(40.8)	(8.6)
Outside equity interests	(5.6)	(4.3)

Net profit attributable to Burns, Philp & Company shareholders	110.9	170.0

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

COMMENTARY ON RESULTS FOR THE YEAR ENDED JUNE 30, 2004 (Continued)

Financial Highlights

The Goodman Fielder operating result improved significantly to $350.9 million, largely reflecting the impact of the value add initiatives undertaken during the course of the year. The Yeast and Bakery Ingredients businesses produced a satisfactory result, with EBITDA of $191.2 million reflecting our expectations. The result of our herb and spice business was negatively affected by movements in foreign currency exchange rates and by the loss of business part way through the 2003 financial year, which was fully reflected in the 2004 year.

The Group recognised a number of individually significant items during the period. These totalled a net gain of $84.1 million and included:

•	An unrealised foreign currency exchange rate gain of $56.5 million as a portion of the Group’s U.S. dollar denominated borrowings are unhedged;

•	Restructuring costs of $31.6 million relating to the Goodman Fielder businesses;

•	Proceeds of $30.0 million from the recovery of vendor finance loans to Bartter, the purchaser of Goodman Fielder’s former poultry business;

•	A gain on sale of properties totalling $29.2 million.

Depreciation and amortization expenses increased due to the inclusion of the businesses acquired for a full year.

Net borrowing costs also increased as the acquisitions were largely debt funded. The Group has capitalised the costs associated with establishing its various finance facilities and amortizes these costs over the life of the facilities. Included in the current year’s interest expense is a non cash charge of approximately $24.0 million relating to the amortization of these establishment costs.

The Group’s tax expense has increased as it generates more assessable income, particularly in jurisdictions where the absolute tax rates are higher or the Company does not have the benefit of tax losses. Looking forward, the Group still has tax losses available to it in both Australia and the United States.

Net profit for the year ended June 30, 2004 was $110.9 million, down from $170.0 million last year. This decrease is primarily due to the various factors addressed in the above commentary.

During the year approximately $162 million of indebtedness was repaid. Operating cash flows, excluding restructuring costs, increased and we received an additional $50.2 million of equity proceeds arising from the exercise of options prior to their expiry in August 2003.

Our businesses have generally performed in accordance with expectations and the Group’s financial position, both with respect to liquidity and balance sheet strength, remains sound.

Review of Operations

A review of the Group’s three businesses follows.

Goodman Fielder

The restructuring initiatives at Goodman Fielder have included the elimination of the corporate structure and a number of corporate functions, together with significant changes at the divisional management level. Both the fixed and variable costs in each of the businesses were lowered and a set of initiatives intended to improve operating efficiency, particularly with respect to performance as it is measured by our customers, were instigated. Investment was made in the development of new products and line extensions in order to maintain the lead positions held by Goodman Fielder in its various categories. This included new product introductions and relaunches in Snacks, Cereal, Soups, Dressings, Spreads and Breads.

The major restructuring initiatives were completed on time, by June 30, 2004. As we reflect on the acquisition, we are most satisfied with the restructurings and the businesses and market positions as they now stand. The trans Tasman Baking business is profitable, has scale and critical mass and enjoys strong market positions, with a portfolio of leading brands. This business has come a long way under the restructuring initiatives due to the significant effort of its management group. We expect they will further strengthen its position during the course of this financial year.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

COMMENTARY ON RESULTS FOR THE YEAR ENDED JUNE 30, 2004 (Continued)

Goodman Fielder (continued)

The group’s Snack Food businesses, Uncle Toby’s in Australia and Bluebird group in New Zealand, have achieved excellent results across a broad range of restructuring initiatives aimed at optimizing their in-market performance and profitability. The most important of these initiatives were the efforts of everyone involved in this group to deliver on a very demanding set of new product initiatives. In May this year over 20 new products were launched, including a number of innovative examples. The early results are most pleasing, with our trade customers and consumers commenting favourably on what is Uncle Toby’s first step in a series to maintain and build on its category leadership position.

The group has broad interests in retail Margarines, Dressings and Cake mixes, together with a significant position in the refining and distribution of a wide range of commercial cooking oils and related products. The new management teams in these businesses performed exceptionally well. Restructuring initiatives were implemented expeditiously, resulting in significant increases in their financial results and, of equal importance, enhanced in-market performance as measured by their customers.

We would like to record our appreciation to all of the people throughout the Goodman Fielder group for the very constructive manner in which they have worked with us during the course of last year.

Yeast and Bakery Ingredients

The Yeast and Bakery Ingredients group enjoyed another satisfactory year. The stable and predictable nature of this business means results typically will not vary significantly year-on-year. During the course of the last financial year, as we have previously discussed, the continuing strong performance in South America and Europe, led by Turkey, more than compensated for the reduction in financial performance in North America resulting from the pricing pressure brought about by the entry of a new competitor, USA Yeast. The group’s operating result was negatively impacted by foreign exchange movement with the relative appreciation of the Australian dollar versus other currencies.

North America’s profitability was in line with budget. A new competitor, USA Yeast, created downward pressure on pricing. However, we have protected our leading market position and continued to reduce our operating costs. The relative strengthening of the Australian dollar versus the U.S. currency reduced reported EBITDA on translation by approximately $12.9 million.

Our yeast operations in Europe continue to perform well, with profit increasing over the prior corresponding period due primarily to better trading conditions in Turkey.

Our Latin American operations are continuing their success following the acquisition and integration of Fleischmann’s. In addition to the core yeast business a number of initiatives are underway to further develop the Group’s significant bakery ingredient interests throughout the region.

Results for the Asia Pacific region, in local currency, are consistent with the prior corresponding period. However, movements in foreign currency exchange rates have reduced EBITDA on translation by approximately $5.9 million. The Group committed to build its fifth yeast plant in China as capacity in our existing plants is being fully utilised.

Herbs and Spices

Tone Brothers, our North American herb and spice operations, experienced lower profits when compared to the prior corresponding period. This was due to reduced sales following two customers filing for bankruptcy in the prior year, protracted strike action at several retail customers, and an abnormally high vanilla price. Volumes at key retail accounts recovered during the last quarter of the year.

Again, movement in foreign currency exchange rates led to reduction in reported EBITDA on translation of $12.5 million.

Recent Developments and Outlook

On July 22, 2004 we announced that we had reached agreement with Associated British Foods plc (ABF) for the sale of our Yeast and Bakery Ingredients group and Herbs and Spices business for US$1.35 billion. We expect these transactions to be settled by September 30, 2004, subject to ABF receiving the various regulatory approvals.

The directors would like to thank the staff of these businesses for their support over many years and wish them well for their future.

In accordance with our senior financing agreements, a minimum of 25% of the net proceeds will be applied to reduce our senior secured debt. We may choose to repay additional amounts. This decision will be influenced by other investment opportunities that are available to the Group. At this point in time, the Group is considering the options available to it and no decisions have been made.

Following these asset sale transactions, the Group will comprise the Goodman Fielder businesses and the existing corporate structure. Excluding individually significant items, the Goodman businesses contributed EBITDA of $350 million for the year. As a number of the cost saving initiatives were introduced progressively through the year, we expect the full effect of these initiatives to be realised during the 2005 financial year resulting in further net cost savings of approximately $35 million.

Summary

The most significant development for the Group during the course of the last 18 months has been the execution and subsequent realisation of the very significant enhancement in the underlying value of the firm, that is the net result of the acquisition of Goodman Fielder and the divestment of our Yeast and Bakery Ingredients and Herbs and Spices businesses.

We have sold the Yeast and Bakery Ingredients and Herbs and Spices businesses which contributed EBITDA of approximately $235 million and have purchased the Goodman Fielder businesses that this year made an EBITDA of $350 million.

In essence, the outcome on completion of the two transactions will be a significant increase in our earnings (EBITDA), without requiring either equity capital or a material increase in our net debt position.

We remain well positioned from both a financial perspective and available management resource to continue to undertake appropriate acquisitions as the opportunities arise.

Finally, Mr. Alan McGregor recently announced his resignation as Chairman due to ill health. I would like to take this opportunity, on behalf of the directors, to convey our appreciation for his invaluable contribution to our company over the last 11 years and extend to him our very best wishes.

Thomas J. Degnan
Managing Director and Chief Executive Officer

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

			Year ended
			June 30,
	Note		2004	2003
	(A$ million, except earnings per share amounts)
Revenue from sale of goods	2		3,354.9	1,880.2
Cost of goods sold			(2,076.9)	(1,119.5)

Gross profit			1,278.0	760.7
Revenue from rendering of services	2		—	7.0
Other revenues from ordinary activities	2		34.5	27.5
Other revenues from ordinary activities – individually significant items	2, 3	(b)	143.5	308.7
Share of net profits of associates accounted for using the equity method	8		12.6	11.1
Selling, marketing and distribution expenses			(648.9)	(378.4)
General and administrative expenses Individually significant items	3	(b)	(59.4)	(196.0)
Other			(321.2)	(200.9)
Net interest expense:
Borrowing costs			(286.9)	(174.8)
Interest revenue	2		5.1	18.0

Profit from ordinary activities before related income tax (expense)	3	(a)	157.3	182.9
Income tax (expense) relating to ordinary activities	6		(40.8)	(8.6)

Profit from ordinary activities after related income tax (expense)			116.5	174.3
Profit attributable to outside equity interests			(5.6)	(4.3)

Net profit attributable to Burns, Philp & Company Limited shareholders			110.9	170.0

Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations			(13.4)	(75.2)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 “Employee Benefits”			—	(0.3)

Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity			(13.4)	(75.5)

Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	15		97.5	94.5

Earnings per share — basic (cents)
Continuing operations	17		(3.1)	(8.5)
Discontinued operations	17		7.7	22.9

Basic earnings per share			4.6	14.4

Earnings per share — diluted (cents)
Continuing operations	17		(1.6)	(2.9)
Discontinued operations	17		5.5	9.7

Diluted earnings per share			3.9	6.8

The accompanying notes form part of these unaudited consolidated financial statements.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at	As at
	Note	June 30, 2004	June 30, 2003
	(A$ million, except net asset backing amounts)
Current assets
Cash assets		178.5	180.5
Receivables		331.8	385.0
Inventories	7	277.4	314.5
Prepaid slotting allowances		7.9	10.2
Other assets		28.2	43.3

Total current assets		823.8	933.5

Non current assets
Receivables		6.0	8.4
Investments accounted for using the equity method	8	57.3	53.6
Other financial assets		5.3	4.7
Property, plant and equipment	9	1,026.5	1,114.9
Intangible assets	10	2,250.0	2,265.3
Deferred tax assets		69.9	78.2
Prepaid slotting allowances		15.8	20.3
Deferred borrowing costs		115.6	113.9
Other assets		30.6	11.3

Total non current assets		3,577.0	3,670.6

Total assets		4,400.8	4,604.1

Current liabilities
Payables		407.3	499.7
Interest bearing liabilities	11	171.4	178.8
Current tax liabilities		10.1	29.0
Provisions	12	146.6	195.5

Total current liabilities		735.4	903.0

Non current liabilities
Payables		4.7	6.2
Interest bearing liabilities	11	2,641.9	2,813.8
Deferred tax liabilities		26.5	22.4
Provisions	12	102.5	100.4

Total non current liabilities		2,775.6	2,942.8

Total liabilities		3,511.0	3,845.8

Net assets		889.8	758.3

Equity
Contributed equity	13	1,114.1	1,063.9
Reserves		(247.8)	(234.4)
Accumulated losses	14	(3.8)	(96.7)

Equity attributable to Burns, Philp & Company Limited shareholders		862.5	732.8
Outside equity interests		27.3	25.5

Total equity	15	889.8	758.3

Net tangible asset backing/(deficit) per ordinary share (cents)		(79.8)	(99.2)
Net asset backing per ordinary share (cents)		30.9	28.0

The accompanying notes form part of these unaudited consolidated financial statements.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended
		June 30,
	Note	2004	2003
		(A$ million)
Cash flows from operating activities
Cash receipts in the course of operations		3,550.5	1,934.1
Cash payments in the course of operations:
Payments to suppliers and employees		(2,974.2)	(1,562.2)
Prepaid slotting allowances paid		(14.2)	(10.5)
Dividends received from associates		9.8	12.7
Interest and other items of similar nature received		6.3	17.0
Borrowing costs paid		(263.8)	(104.3)
Income taxes paid		(50.4)	(54.2)
Business restructuring costs paid		(88.9)	(31.1)

Net cash provided by operating activities (b)		175.1	201.5

Cash flows from investing activities
Payment for property, plant and equipment		(83.7)	(80.2)
Payment for purchase of other financial assets		(1.0)	—
Payment for businesses, net of cash acquired (c):
Goodman Fielder		(35.3)	(1,967.3)
Fleischmann’s Latin America		(2.7)	(191.5)
Proceeds from disposal of property, plant and equipment		77.7	27.5
Proceeds from disposal of other financial assets		0.3	5.2
Proceeds from disposal of businesses, net of cash disposed of (c)		—	260.8
Proceeds from recovery of vendor finance loan		30.0	—
Other		0.2	(1.2)

Net cash used in investing activities (d)		(14.5)	(1,946.7)

Cash flows from financing activities
Proceeds from issue of ordinary shares on exercise of options		50.2	195.6
Buy-back of convertible debt bonds		—	(181.1)
Repayment of other borrowings		(208.5)	(2,696.4)
Draw down of other borrowings		46.0	4,040.4
Refinancing costs paid		(15.2)	(75.4)
Debt issue costs paid		(15.3)	(31.4)
Dividends paid – converting preference shares		(18.0)	(22.3)
Dividends paid – Goodman Fielder shareholders		—	(195.3)
Dividends paid – outside equity interests		(4.8)	(1.0)
Other		—	0.7

Net cash (used in)/provided by financing activities (d)		(165.6)	1,033.8

Net decrease in cash held		(5.0)	(711.4)
Cash at beginning of year		178.0	922.7
Effects of exchange rate changes on cash (including cash at beginning of year and cash transactions during the year)		(2.9)	(33.3)

Cash at end of year (a)		170.1	178.0

The accompanying notes form part of these unaudited consolidated financial statements.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year ended
	June 30,
	2004	2003
	(A$ million)
(a) Reconciliation of cash
Cash assets	178.5	180.5
Bank overdrafts	(8.4)	(2.5)

Cash as per statements of cash flows	170.1	178.0

(b) Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax
Profit from ordinary activities after income tax	116.5	174.3
Add/(less)
Depreciation and amortisation	233.2	131.7
Net expense from movements in provisions	85.3	102.1
Slotting allowances paid	(14.2)	(10.5)
Share of net profits of associates	(12.6)	(11.1)
Dividends received from associates	9.8	12.7
Net profit on disposal of non current assets and businesses	(29.7)	(62.9)
Foreign currency gains on borrowings	(56.5)	(139.1)
Recovery of vendor finance loan	(30.0)	—
Deferred borrowing costs expensed	24.2	41.4
Changes in assets and liabilities net of effects of acquisitions and disposals of business:
Trade debtors	46.1	47.0
Inventories	32.7	18.7
Trade creditors	(68.6)	(4.5)
Provisions	(166.9)	(91.7)
Current and deferred tax provisions	(9.8)	(38.6)
Future income tax benefit	0.2	(7.0)
Other assets and liabilities (net)	15.4	39.0

Net cash provided by operating activities	175.1	201.5

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(c) Acquisitions and disposals of businesses

	Year ended		Year ended
	June 30,		June 30,
	2004		2003
	Acquisitions	Disposals	Acquisitions	Disposals
		(A$ million)
Consideration:
Cash payment*	(38.0)	—	(2,164.5)	—
Deposit paid – prior year	—	—	(20.2)	—
Cash proceeds	—	—	—	266.0
Amount payable	—	—	(26.0)	(0.5)

	(38.0)	—	(2,210.7)	265.5

Fair value of net assets acquired / disposed of:
Property, plant and equipment	—	—	(731.9)	134.6
Goodwill	(12.0)	—	(1,376.8)	26.9
Identifiable intangible assets	—	—	(691.2)	9.4
Trade debtors	—	—	(288.0)	28.0
Inventories	—	—	(262.1)	35.4
Cash	—	—	(8.4)	5.2
Other current and non current assets	—	—	(120.1)	3.1
Trade creditors	—	—	259.2	(6.9)
Dividend payable – Goodman Fielder shareholders	—	—	195.3	—
Other payables	(26.0)	—	75.9	(4.1)
Bank overdraft	—	—	2.7	—
Other interest bearing liabilities	—	—	351.4	—
Current and deferred tax liabilities	—	—	55.3	(6.2)
Provisions	—	—	318.4	(11.5)

	(38.0)	—	(2,220.3)	213.9
Outside equity interests	—	—	9.6	—
Profit on disposal of businesses	—	—	—	51.6

	(38.0)	—	(2,210.7)	265.5

(Outflow)/inflow of cash:
Cash (payment)/proceeds	(38.0)	—	(2,164.5)	266.0
Cash (disposed of)/acquired	—	—	5.7	(5.2)

	(38.0)	—	(2,158.8)	260.8

*	Current year amount of A$38.0 million represents further payments during the year in respect of the Goodman Fielder and Fleischmann’s Latin America acquisitions.

(d) Non cash financing and investing activities

     There were no significant non cash financing and investing activities during either the current or prior year.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

The significant policies, which have been adopted in the preparation of this unaudited preliminary final report are:

(a) Basis of preparation

This unaudited consolidated preliminary final report has been prepared in accordance with the recognition and measurement requirements of applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It is recommended that this financial report be read in conjunction with the June 30, 2003 Annual Financial Report, the December 31, 2003 Half Year Financial Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the year ended June 30, 2004 in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This unaudited consolidated preliminary final report has been prepared on the basis of historical costs, and except where stated, does not take into account changing money values or current valuations of non current assets.

The unaudited consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp or the Company), being the parent entity, and its controlled entities (collectively, the consolidated entity or the Group).

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the June 30, 2003 audited consolidated financial statements.

This unaudited consolidated preliminary final report does not include full note disclosures of the type normally included in an annual financial report and should be read in conjunction with the June 30, 2003 audited consolidated financial statements.

(b) Recoverable amount of non-current assets valued on a cost basis

The carrying amounts of non current assets were reviewed to determine whether they are in excess of their recoverable amount at the end of the current year. If the carrying amount of a non current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(c) Principles of consolidation

The unaudited consolidated financial statements of the Group include the financial statements of Burns, Philp & Company Limited, being the parent entity, and its controlled entities.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and result of the entities that are controlled by the Group are shown as separate items in the unaudited interim consolidated financial statements.

(d) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on net foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1. Statement of Significant Accounting Policies (cont.)

(e) Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

During the year the Australian consolidated tax group notified the Australian Taxation Office of the implementation date for Australian tax consolidation and consequently, the consolidated entity has applied UIG 52 “Income Tax Accounting under the Tax Consolidation System” in the year ended June 30, 2004. The head entity in the Australian consolidated tax group is Burns, Philp & Company Limited, and each wholly-owned Australian subsidiary in the consolidated tax group has agreed to enter into a tax sharing agreement with Burns, Philp & Company Limited. The directors believe that, at this time, there is no material impact on the Group’s deferred tax balances arising from the formation of a consolidated tax group.

(f) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

(g) Accounting for acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the purchase price over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining purchase price is then allocated to goodwill.

(h) Intangible assets

Goodwill

Goodwill is amortised on a straight line basis over the period of expected benefit, not exceeding 20 years. In the years ended June 30, 2004 and 2003, goodwill has been amortised at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed annually by the directors to ensure it is not in excess of its recoverable amount.

Identifiable intangible assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortised on a straight line basis over the period of expected benefit, not exceeding 40 years. In the years ended June 30, 2004 and 2003, identifiable intangible assets have been amortised at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed annually by the directors to ensure it is not in excess of its recoverable amount.

(i) Comparative figures

Comparative figures have been adjusted where necessary to reflect the presentation adopted as at June 30, 2004.

During the year ended June 30, 2003, the Group obtained control of Goodman Fielder Limited and its controlled entities. The financial statements of Goodman Fielder have been consolidated since March 19, 2003, the effective date we obtained control. Consequently, the current year’s statement of financial performance and statement of cash flows are not directly comparable to the prior year.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1. Statement of Significant Accounting Policies (cont.)

(j) Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impact on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption.

The key potential effects of the conversion to IFRS on the consolidated entity are as follows:

•	To the extent not already recognised, financial instruments must be recognised in the statement of financial position and all derivatives and most financial assets must be carried at fair value;

•	Deferred income tax will be calculated based on the “balance sheet” approach, which may result in more deferred tax assets and liabilities being recognised and, as tax effects follow the underlying transaction, some tax effects may be recognised in equity;

•	Intangible assets:

-	Internally generated intangible assets will not be recognised;

-	Intangible assets can only be revalued if there is an active market;

This will require revaluations of intangible assets recorded in prior periods to be reversed on adoption of IFRS.

•	Goodwill and other intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortised; and

•	Impairments of assets will be determined on a discounted basis, with strict tests for determining whether the value of goodwill and cash-generating operations has been impaired.

The company is in the process of assessing and quantifying the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS. Steps are in place to formulate the changes required to existing accounting polices, procedures and systems in order to properly transition to the new accounting standards prior to the implementation date.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year ended
	June 30,
	2004	2003
	(A$ million)
Note 2. Revenue from Ordinary activities
Sale of goods revenue from operating activities	3,354.9	1,880.2
Rendering of services revenue from operating activities	—	7.0

Total revenue from sale of goods and rendering of services	3,354.9	1,887.2
Other revenues from operating activities
Interest revenue	5.1	18.0
Proceeds from disposal of non current assets	24.2	23.5
Other	10.3	4.0
Other revenue from outside operating activities
Individually significant proceeds from disposal of non current assets and businesses	57.0	169.6
Individually significant proceeds from recovery of vendor finance loan	30.0	—
Individually significant unrealised foreign currency gain	56.5	139.1

Total revenue from ordinary activities	3,538.0	2,241.4

Note 3. Profit from Ordinary Activities before Income Tax
(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):
Net gain on disposal of property, plant and equipment*	29.7	10.4
Net gain on disposal of other financial assets	—	0.9
Net gain on disposal of businesses**	—	51.6
Net foreign exchange gain***	56.7	138.3
Net bad and doubtful debts expense including movements in provision for doubtful debts	(3.0)	(4.4)
Depreciation and amortisation:
Property, plant and equipment	(117.7)	(73.2)
Goodwill	(72.0)	(21.8)
Identifiable intangibles assets	(23.6)	(13.3)
Prepaid slotting allowances	(19.9)	(23.4)

Total depreciation and amortisation	(233.2)	(131.7)

*	The net gain of A$29.7 million in the current year includes gains of A$15.2 million on the sale of Mascot property and A$14.0 million on the sale of New Zealand property, both of which have been reported as individually significant items. The net gain of A$10.4 million in the year ended June 30, 2003 included a gain of A$6.6 million on the sale of the South Yarra property which was reported as an individually significant item in that year (refer note 3 (b)).

**	Included in individually significant items in the year ended June 30, 2003 (refer note 3 (b)).

***	The net foreign exchange gains of A$56.7 million in the current year and A$138.3 million in the year ended June 30, 2003, include unrealised foreign currency gains on unhedged borrowings of A$56.5 million and A$139.1 million, respectively, which have been included in individually significant items (refer note 3 (b)).

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year ended
	June 30,
	2004	2003
	(A$ million)
Note 3. Profit from Ordinary Activities before Income Tax (cont.)
(b) Individually significant items
Included in other revenue from ordinary activities	143.5	308.7
Included in general and administrative expenses from ordinary activities	(59.4)	(196.0)

Total individually significant items	84.1	112.7

Consisting of:
(i) Unrealised foreign currency gain	56.5	139.1
(ii) Business restructuring costs	(31.6)	(52.0)
(iii) Recovery of vendor finance loan	30.0	—
(iv) Gain on sale of Mascot property
Sale proceeds	35.0	—
Carrying amount of property	(19.8)	—
(v) Gain on sale of New Zealand property
Sale proceeds	22.0	—
Carrying amount of property	(8.0)	—
(vi) Gain on sale of Australasian Terminals business
Sale proceeds	—	83.5
Carrying amount of net assets sold	—	(42.8)
(vii) Gain on sale of North America Industrial
Vinegar business
Sale proceeds	—	76.9
Carrying amount of net assets sold	—	(66.0)
(viii) Gain on sale of South Yarra property
Sale proceeds	—	9.2
Carrying amount of property	—	(2.6)
(ix) Deferred borrowing costs written off	—	(32.6)

	84.1	112.7

(i)	Significant additional borrowings were drawn down by the Group to fund the acquisition of Goodman Fielder. These additional borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealised foreign currency gain of A$56.5 million (2003 – A$139.1 million) has been included in the consolidated statement of financial performance.

(ii)	Following the acquisition of Goodman Fielder in March 2003, the Group announced a number of restructuring programs arising from a review of Goodman Fielder’s operations. As these programs were not announced at the time of the acquisition, redundancy and other costs arising from these restructuring programs of A$31.6 million have been expensed in the current year (2003 – A$48.7 million). In addition, restructuring costs of A$3.3 million were incurred in respect of the Fleischmann’s Latin America acquisition in the year ended June 30, 2003.

(iii)	In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of our acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan and its fair value was assessed as nil. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter initiated and completed a significant financial restructure of its operations which resulted in the Group recovering approximately A$30.0 million of this vendor finance loan. The recovery of this loan has been recognised as revenue in the current year.

(iv)	In June 2004, the Group sold a property at Mascot, Australia, the site of a liquid fats and oils production plant, resulting in a gain on sale of A$15.2 million.

(v)	In June 2004, the Group sold a property in Auckland, New Zealand, the site of the New Zealand yeast plant, resulting in a gain on sale of A$14.0 million.

(vi)	During the year ended June 30, 2003 the Group sold its Terminals business, resulting in a gain of A$40.7 million.

(vii)	During the year ended June 30, 2003, the Group completed the sale of its North America Industrial Vinegar business resulting in a gain of A$10.9 million.

(viii)	Following the closure of the South Yarra yeast manufacturing facility in July 2002, the South Yarra property was sold in the year ended June 30, 2003 resulting in a gain of A$6.6 million.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Profit from Ordinary Activities before Income Tax (cont.)

(ix)	As part of the acquisition of Goodman Fielder during the year ended June 30, 2003, the Group’s then existing senior funding facility was refinanced, necessitating the write off of A$14.4 million of deferred borrowing costs in respect of this funding arrangement. In addition, in March 2003, the Group drew down the entire amount of an A$1.35 billion secured senior share acquisition bridge facility which was repaid in full in April 2003. Following the repayment of this share acquisition bridge facility, borrowing costs associated with the facility of A$18.2 million were expensed.

Note 4. Segment Reporting

Business and geographic segments

The group operates in four main business segments with additional activity segmented in Other and Corporate.

The Group’s business segments are identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. The directors selected these segments for internal reporting purposes and have organised the enterprise around these products and services and geographic areas.

Business segment	Geographic segment	Products and services

Yeast/Bakery	North America Latin America Europe Asia Pacific	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients, technology and development and administration

Herbs and Spices	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads

Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour

Other *	Asia Pacific	Fats and oils, flour, processed chicken, margarine, ice-cream and snack foods

Corporate	North America Asia Pacific	Group corporate and administration

*	2003 comparative figures also include the results, up until the dates of sale, of the Group’s Australian Terminals and North American Industrial Vinegar businesses which were sold during the year ended 30 June 2003 (refer notes 3(b) and 18 for further details).

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Segment Reporting (cont.)
Primary reporting by business segment

	Yeast/Bakery
A$ million	North	Latin		Asia	R & D
Year ended June 30, 2004	America	America	Europe	Pacific	/Admin	Total
Revenue
External segment revenue from sale of goods*	230.9	228.0	169.2	157.9	—	786.0
Proceeds from sales of businesses and property
Proceeds from recovery of vendor finance loan
Interest revenue
Unrealised foreign currency gain
Other unallocated revenue
Total revenue from ordinary activities
Result
Segment result	42.0	30.1	37.3	38.7	(5.2)	142.9
Share of net profits of associates	—	1.7	5.9	3.0	—	10.6

EBIT	42.0	31.8	43.2	41.7	(5.2)	153.5

Net interest expense
Profit from ordinary activities before income tax
Income tax expense
Profit from ordinary activities after income tax
Outside equity interests
Net profit
Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(14.5)	(16.1)	(11.8)	(9.2)	(0.1)	(51.7)
Amortisation of prepaid slotting allowances	—	—	—	—	—	—
Net expense from movements in provisions **	(5.4)	(6.2)	(4.2)	(0.8)	(0.8)	(17.4)
Individually significant items:
- Unrealised foreign currency gain	—	—	—	—	—	—
- Business restructuring costs ***	—	—	—	—	—	—
- Recovery of vendor finance loan	—	—	—	—	—	—
- Gain on sale of Mascot property	—	—	—	—	—	—
- Gain on sale of New Zealand property	—	—	—	14.0	—	14.0
Assets
Segment assets	284.0	320.5	212.8	219.8	17.3	1,054.4
Equity accounted investments	—	9.8	20.4	20.4	—	50.6
Unallocated assets

Consolidated total assets	284.0	330.3	233.2	240.2	17.3	1,105.0

Liabilities
Segment liabilities	33.6	26.3	42.9	30.9	3.2	136.9
Unallocated liabilities

Consolidated total liabilities	33.6	26.3	42.9	30.9	3.2	136.9

Acquisitions of non current assets during the year	4.4	12.3	7.1	6.2	0.1	30.1

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Goodman Fielder
A$ million	Herbs		New			Consolidated
Year ended June 30, 2004	& Spices	Australia	Zealand	Other	Corporate	Total
Revenue
External segment revenue from sale of goods*	263.6	1,501.5	568.6	235.2	—	3,354.9
Proceeds from sales of businesses and property						81.2
Proceeds from recovery of vendor finance loan						30.0
Interest revenue						5.1
Unrealised foreign currency gain						56.5
Other unallocated revenue						10.3

Total revenue from ordinary activities						3,538.0

Result
Segment result	37.6	88.4	71.4	17.4	68.8	426.5
Share of net profits of associates	—	2.0	—	—	—	12.6

EBIT	37.6	90.4	71.4	17.4	68.8	439.1

Net interest expense						(281.8)

Profit from ordinary activities before income tax						157.3
Income tax expense						(40.8)

Profit from ordinary activities after income tax						116.5
Outside equity interests						(5.6)

Net profit						110.9

Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(5.6)	(101.0)	(40.5)	(13.8)	(0.7)	(213.3)
Amortisation of prepaid slotting allowances	(19.9)	—	—	—	—	(19.9)
Net expense from movements in provisions **	(3.8)	(30.1)	(2.5)	(0.8)	(2.6)	(57.2)
Individually significant items:
- Unrealised foreign currency gain	—	—	—	—	56.5	56.5
- Business restructuring costs ***	—	(31.6)	—	—	—	(31.6)
- Recovery of vendor finance loan	—	—	—	—	30.0	30.0
- Gain on sale of Mascot property	—	15.2	—	—	—	15.2
- Gain on sale of New Zealand property	—	—	—	—	—	14.0
Assets
Segment assets	173.1	1,731.2	783.0	286.0	60.6	4,087.0
Equity accounted investments	—	6.7	—	—	—	57.3
Unallocated assets						256.5

Consolidated total assets	173.1	1,737.9	783.0	286.0	60.6	4,400.8

Liabilities
Segment liabilities	24.7	275.0	67.6	25.2	66.9	596.3
Unallocated liabilities						2,914.7

Consolidated total liabilities	24.7	275.0	67.6	25.2	66.9	3,511.0

Acquisitions of non current assets during the year	3.0	31.1	13.0	6.4	0.1	83.7

*	There were no significant inter-segment sales

**	Excluding individually significant items

***	Includes A$28.1 million set aside to business closure and rationalisation provision

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Segment Reporting (cont.)
Primary reporting by business segment (cont.)

	Yeast/Bakery
A$ million	North	Latin		Asia	R & D
Year ended June 30, 2004	America	America	Europe	Pacific	/Admin	Total
Revenue
External segment revenue from sale of goods and rendering of services*	305.0	191.4	163.7	146.3	—	806.4
Proceeds from sales of businesses and property
Interest revenue
Unrealised foreign currency gain
Other unallocated revenue
Total revenue from ordinary activities
Result
Segment result	72.8	7.8	25.1	33.2	(4.1)	134.8
Share of net profits of associates	—	1.6	5.6	3.8	—	11.0

EBIT	72.8	9.4	30.7	37.0	(4.1)	145.8

Net interest expense
Profit from ordinary activities before income tax
Income tax expense
Profit from ordinary activities after income tax
Outside equity interests
Net profit
Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(17.1)	(13.0)	(13.1)	(9.4)	(0.1)	(52.7)
Amortisation of prepaid slotting allowances	—	—	—	—	—	—
Net expense from movements in provisions **	(3.9)	(2.9)	(2.7)	—	(0.7)	(10.2)
Individually significant items:
- Gain on sale of terminals business in Australasia	—	—	—	—	—	—
- Gain on sale of vinegar business in North America	—	—	—	—	—	—
- Gain on sale of South Yarra property	—	—	—	6.6	—	6.6
- Deferred borrowing costs written off	—	—	—	—	—	—
- Unrealised foreign currency gain	—	—	—	—	—	—
- Business restructuring costs ***	—	(3.3)	—	—	—	(3.3)
Assets					—
Segment assets	309.8	337.8	209.7	192.4	12.4	1,062.1
Equity accounted investments	—	9.6	20.1	19.4	—	49.1
Unallocated assets

Consolidated total assets	309.8	347.4	229.8	211.8	12.4	1,112.1

Liabilities
Segment liabilities	32.9	31.0	40.3	23.7	2.9	130.8
Unallocated liabilities

Consolidated total liabilities	32.9	31.0	40.3	23.7	2.9	130.8

Acquisitions of non current assets during the year	8.8	13.1	6.9	12.2	0.1	41.1

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Goodman Fielder
A$ million	Herbs		New			Consolidated
Year ended June 30, 2004	& Spices	Australia	Zealand	Other	Corporate	Total
Revenue
External segment revenue from sale of goods and rendering of services*	348.4	465.0	161.8	105.6	—	1,887.2
Proceeds from sales of businesses and property						193.1
Interest revenue						18.0
Unrealised foreign currency gain						139.1
Other unallocated revenue						4.0

Total revenue from ordinary activities						2,241.4

Result
Segment result	58.2	(19.6)	8.2	55.0	92.0	328.6
Share of net profits of associates	—	0.1	—	—	—	11.1

EBIT	58.2	(19.5)	8.2	55.0	92.0	339.7

Net interest expense						(156.8)

Profit from ordinary activities before income tax						182.9
Income tax expense						(8.6)

Profit from ordinary activities after income tax						174.3
Outside equity interests						(4.3)

Net profit						170.0

Included in the segment result above were:
Depreciation and amortisation (excluding prepaid slotting allowances)	(6.6)	(30.1)	(10.9)	(6.7)	(1.3)	(108.3)
Amortisation of prepaid slotting allowances	(23.4)	—	—	—	—	(23.4)
Net expense from movements in provisions **	(4.0)	(27.7)	—	(1.5)	(6.7)	(50.1)
Individually significant items:
- Gain on sale of terminals business in Australasia	—	—	—	40.7	—	40.7
- Gain on sale of vinegar business in North America	—	—	—	10.9	—	10.9
- Gain on sale of South Yarra property	—	—	—	—	—	6.6
- Deferred borrowing costs written off	—	—	—	—	(32.6)	(32.6)
- Unrealised foreign currency gain	—	—	—	—	139.1	139.1
- Business restructuring costs ***	—	(36.6)	(8.3)	(3.8)	—	(52.0)
Assets
Segment assets	177.0	1,883.0	778.5	303.2	32.8	4,236.6
Equity accounted investments	—	4.5	—	—	—	53.6
Unallocated assets						313.9

Consolidated total assets	177.0	1,887.5	778.5	303.2	32.8	4,604.1

Liabilities
Segment liabilities	24.1	304.6	74.2	32.1	62.9	628.7
Unallocated liabilities						3,217.1

Consolidated total liabilities	24.1	304.6	74.2	32.1	62.9	3,845.8

Acquisitions of non current assets during the year	4.1	18.4	6.1	10.2	0.3	80.2

*	There were no significant inter-segment sales

**	Excluding individually significant items

***	Total amount of A$52.0 million was set aside to business closure and rationalisation provision.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Segment Reporting (cont.)

Secondary reporting by geographical segments

A$ million

	North	Latin		Asia	Consolidated
Year ended June 30, 2004	America	America	Europe	Pacific	Total
Revenue
External segment revenue from sale of goods*	494.5	228.0	169.2	2,463.2	3,354.9
Proceeds from sales of businesses and property					81.2
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					5.1
Unrealised foreign currency gain					56.5
Other unallocated revenue					10.3

Total revenue from ordinary activities					3,538.0

Result
Segment result	75.2	30.1	36.0	285.2	426.5
Share of net profits of associates	—	1.7	5.9	5.0	12.6

EBIT	75.2	31.8	41.9	290.2	439.1

Assets
Segment assets	461.8	320.5	227.5	3,077.2	4,087.0
Equity accounted investments	—	9.8	20.4	27.1	57.3
Unallocated assets					256.5

Consolidated total assets	461.8	330.3	247.9	3,104.3	4,400.8

Acquisitions of non current assets during the year	7.4	12.3	7.1	56.9	83.7

A$ million

	North	Latin		Asia	Consolidated
Year ended June 30, 2003	America	America	Europe	Pacific	Total
Revenue
External segment revenue from sale of goods and rendering of services*	678.9	191.4	163.7	853.2	1,887.2
Proceeds from sales of businesses and property					193.1
Interest revenue					18.0
Unrealised foreign currency gain					139.1
Other unallocated revenue					4.0

Total revenue from ordinary activities					2,241.4

Result
Segment result	141.2	7.8	24.3	155.3	328.6
Share of net profits of associates	—	1.6	5.6	3.9	11.1

EBIT	141.2	9.4	29.9	159.2	339.7

Assets
Segment assets	488.8	337.8	221.2	3,188.8	4,236.6
Equity accounted investments	—	9.6	20.1	23.9	53.6
Unallocated assets					313.9

Consolidated total assets	488.8	347.4	241.3	3,212.7	4,604.1

Acquisitions of non current assets during the year	13.3	13.1	6.9	46.9	80.2

*	There were no significant inter-segment sales

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Dividends

Ordinary Shares

No final dividend has been declared or paid on the ordinary shares for the year ended June 30, 2004 (previous corresponding year nil).

Converting Preference Shares (CP Shares)

CP shareholders are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current year were as follows:

September 30,2003:	0.5671 cents per CP Share (unfranked)	$4.5 million
December 31, 2003:	0.5671 cents per CP Share (unfranked)	$4.5 million
March 31, 2004:	0.5610 cents per CP Share (unfranked)	$4.5 million
June 30, 2004:	0.5610 cents per CP Share (unfranked)	$4.5 million

Interim dividends paid on the CP Shares in the previous corresponding year were as follows:

July 1, 2002:	0.5548 cents per CP Share (unfranked)	$4.4 million*
September 30, 2002:	0.5610 cents per CP Share (unfranked)	$4.5 million
December 31, 2002:	0.5671 cents per CP Share (unfranked)	$4.5 million
March 31, 2003:	0.5548 cents per CP Share (unfranked)	$4.4 million
June 30, 2003:	0.5610 cents per CP Share (unfranked)	$4.5 million

*	Declared and provided for as of June 30, 2002

Dividends paid on all securities

	Year ended
	June 30,
	2004	2003
	(A$ million)
Ordinary shares	—	—
CP Shares
Provided as at June 30, 2002 and paid July 1, 2002	—	4.4
Declared and paid during the year	18.0	17.9

Total dividends paid	18.0	22.3

Franking credits available

As at June 30, 2004, the balance of franking credits available for the franking of dividends was A$23.0 million.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year ended
	June 30,
	2004	2003
	(A$ million)
Note 6. Income Tax
Income tax (expense) relating to ordinary activities
Prima facie income tax (expense) calculated at 30% (2003 – 30%) on profit from ordinary activities	(47.2)	(54.9)
(Increase)/decrease in income tax (expense) due to:
Utilisation of tax losses and timing differences not previously recognised	17.1	44.3
Proceeds received on recovery of vendor finance loan not taxable	9.0	—
Gain on sale of New Zealand property not taxable	4.6	—
Non assessable gain on sale of Australasian Terminals business	—	12.5
Share of net profits of associates	3.8	3.3
Differences in overseas tax rates	(8.8)	(8.3)
Amortisation of intangible assets not deductible for tax	(25.4)	(10.5)
Other permanent adjustments	6.1	0.6

Income tax (expense) relating to ordinary activities before individually significant income tax items	(40.8)	(13.0)
Individually significant income tax items:
Recoupment of United States tax losses and timing differences not previously recognised	—	9.0
Income tax (expense) resulting from a subsidiary ownership restructuring	—	(4.6)

Income tax (expense) relating to ordinary activities	(40.8)	(8.6)

	June 30,	June 30,
	2004	2003
	(A$ million)
Note 7. Inventories
Current
Finished goods (a)	147.2	147.0
Provision against finished goods	(5.1)	(2.8)
Work in progress (a)	19.2	23.1
Provision against work in progress	—	(0.1)
Raw materials (a)	118.4	148.3
Provision against raw materials	(2.3)	(1.0)

Total inventories	277.4	314.5

(a)	At cost.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	June 30,	June 30,
	2004	2003
	(A$ million)
Note 8. Investments Accounted for Using the Equity Method
Non current
Associates	57.3	53.6

Details of associated companies are as follows:

			%Ownership Interest
Name	Principal Activities	Balance Date	2004	2003
Levaduras Collico SA	Yeast Manufacture	June 30	50.0	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	42.0	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	50.0	50.0
Mauri Products Limited	Yeast Manufacture	September 15	50.0	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	50.0	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	50.0	50.0
Proofex Products Company	Yeast Manufacture	September 16	30.0	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	49.0	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	49.0	49.0
Fresh Start Bakeries Australia Pty Ltd (1)	Buns Manufacture	June 30	50.0	90.9
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31	50.0	50.0
Qingdao Xinghua Cereal Oil and Foodstuff Co Ltd	Food Manufacture	June 30	30.0	30.0
Gelec S.A.	Food Manufacture	June 30	33.3	33.3

(1)	While the Group owned more than 50% of the equity in Fresh Start Bakeries Australia Pty Limited as at June 30, 2003, it did not control this entity. Under a shareholder agreement, the Group did not control a majority of the board of directors, and did not have control of the operating and financial decisions. In accordance with the shareholder agreement the Group’s ownership interest was reduced to 50% during the current year.

     The share of net profits of associates comprise:

	Year ended
	June 30,
	2004	2003
	(A$ million)
Share of profit from ordinary activities before income tax	17.5	15.2
Share of income tax on ordinary activities	(4.9)	(4.1)

Share of net profits of associates	12.6	11.1

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	June 30,	June 30,
	2004	2003
	(A$ million)
Note 9. Property, Plant and Equipment
Plant and equipment
Cost	1,012.5	1,014.8
Accumulated depreciation	(387.4)	(334.7)

Total plant and equipment	625.1	680.1

Freehold properties
Cost	378.1	414.9
Accumulated depreciation	(18.7)	(18.4)

Total freehold properties	359.4	396.5

Leasehold properties
Cost	29.9	24.0
Accumulated amortisation	(3.4)	(1.5)

Total leasehold properties	26.5	22.5

Leasehold improvements
Cost	21.1	21.1
Accumulated amortisation	(5.6)	(5.3)

Total leasehold improvements	15.5	15.8

Total property, plant and equipment	1,026.5	1,114.9

Note 10. Intangible Assets
Identifiable intangible assets
Cost	968.3	969.3
Accumulated amortisation	(69.3)	(45.4)

Total identifiable intangible assets	899.0	923.9

Purchased goodwill
Cost	1,457.7	1,374.1
Accumulated amortisation	(106.7)	(32.7)

Total purchased goodwill	1,351.0	1,341.4

Total intangible assets	2,250.0	2,265.3

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	June 30,	June 30,
	2004	2003
	(A$ million)
Note 11. Interest Bearing Liabilities
Current
Secured
Senior indebtedness
Term loan facilities (b)	155.8	94.0
Revolving loan facility (b)	—	60.0
Bank overdrafts (c)	7.9	1.1
Other indebtedness (c)	3.5	10.4
Unsecured
Bank overdrafts (c)	0.5	1.4
Other indebtedness (c)	3.7	11.9

Total current interest bearing liabilities	171.4	178.8

Non current
Secured
Senior indebtedness
Term loan facilities (b)	1,427.7	1,572.1
Other indebtedness (c)	3.3	—
Unsecured
9.5 % senior notes due 2010 (f)	145.2	149.9
10.75 % senior subordinated notes due 2011 (a)(e)	291.2	299.6
9.75 % senior subordinated notes due 2012 (d)	580.7	599.8
New Zealand subordinated capital notes (g)	193.8	185.7
Other indebtedness (c)	—	6.7

Total non current interest bearing liabilities	2,641.9	2,813.8

(a) Notes payable	304.9	314.9
Unamortised discount	(13.7)	(15.3)

	291.2	299.6

(b)	Senior indebtedness as at June 30, 2004 consisted of A$1,583.5 million (equivalent) drawn under the Group’s secured senior credit facilities. As at June 30, 2004, A$155.8 million of this indebtedness is classified as a current liability and A$1,427.7 million as a non current liability.

Term A Loan Senior Funding Agreement

On January 16, 2003, the Group entered into a A$1.4 billion five year senior secured credit facility, which is governed by the Term A Loan Senior Funding Agreement, comprising an A$1.3 billion term loan facility, referred to as the Term A loan facility and an A$100 million revolving facility. Certain controlled entities of Burns Philp are permitted to make borrowings under the Term A loan facility and the revolving loan facility.

Term B Secured Senior Loan Facility

On February 20, 2003, the Group entered into a US$270 million six year senior secured credit facility, referred to as the Term B loan facility. A wholly owned controlled entity of Burns Philp is the sole borrower under the Term B loan facility.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11. Interest Bearing Liabilities (cont.)

Security Arrangements

Burns Philp and certain Australian controlled entities and non-Australian controlled entities in other jurisdictions have granted guarantees and security over their assets in respect of the Term A loan facility, the revolving loan facility, the Term B loan facility and certain working capital facilities and treasury transactions, in favour of a security trustee.

The Group has granted guarantees and security interests to the security trustee on trust for the senior lenders by way of a Security Trust Deed dated July 28, 1998, a Debenture Trust Deed dated July 28, 1998, a Deed of Debenture Trust dated March 7, 2003, a Deed of Guarantee and Indemnity dated July 28, 1998 (executed or acceded to by Burns Philp and certain Australian controlled entities and non-Australian controlled entities), fixed and floating equitable charges granted by Burns Philp and certain Australian controlled entities, and various other forms of security granted by non-Australian controlled entities in other jurisdictions.

(c)	In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (b) above, or have the benefit of securities at the operating company level, or are unsecured.

(d)	On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004 the Company filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and the Company commenced an exchange offer of these notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

(e)	On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on February 15, 2011. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004 the Company filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and the Company commenced an exchange offer of these notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

(f)	On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100 million of senior notes that bear interest at 9.5% and mature on November 15, 2010. The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

On March 12, 2004 the Company filed a registration statement with respect to these notes with the United States Securities and Exchange Commission. The registration statement was declared effective on March 16, 2004 and the Company commenced an exchange offer of these notes on March 17, 2004. The exchange offer expired on April 16, 2004 at which time all old notes were tendered and exchanged for new notes which can be publicly traded in the United States.

(g)	During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand subordinated capital notes (Capital Notes). These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities, on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities, including the 9.5% senior notes due 2010, the 10.75% senior subordinated notes due 2011 and the 9.75% senior subordinated notes due 2012.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	June 30,	June 30,
	2004	2003
	(A$ million)
Note 12. Provisions
Current
Employee benefits	49.8	54.1
Business closure and rationalisation	34.3	58.6
Workers’ compensation	14.6	11.4
Legal claims	38.6	44.0
Other	9.3	27.4

Total current provisions	146.6	195.5

Non current
Employee benefits	64.3	55.3
Workers’ compensation	33.8	34.4
Other	4.4	10.7

Total non current provisions	102.5	100.4

Note 13. Contributed Equity
Issued and paid-up share capital
2,031,834,572 (2003 — 1,780,681,266) ordinary shares, fully paid	880.2	830.0
797,300,123 (2003 — 797,371,199) converting preference shares, fully paid	233.9	233.9

Total contributed equity	1,114.1	1,063.9

Movements since June 30, 2003 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares) and share options (2003 Options), have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as at June 30, 2003	1,780,681,266	830.0
Exercise of 2003 Options during the year	251,082,230	50.2
Conversion of CP Shares during the year	71,076	—

Ordinary shares as at June 30, 2004	2,031,834,572	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Contributed Equity (cont.)

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million
CP Shares as at June 30, 2003	797,371,199	233.9
CP Shares converted during the year	(71,076)	—

CP Shares as at June 30, 2004	797,300,123	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Share Options (2003 Options)

Number of Options
Total number of 2003 Options issued	1,500,000,000
Exercised as at June 30, 2003	(1,248,428,982)

Issued 2003 Options as at June 30, 2003	251,571,018
Exercised prior to expiration date	(251,082,230)
Options lapsed on expiry	(488,788)

Issued 2003 Options as at June 30, 2004	—

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998. The options were exercisable at A$0.20 per option at any time up until the expiration date of August 14, 2003. Options not exercised by the expiration date lapsed.

	Year ended
	June 30,
	2004	2003
	(A$ million)
Note 14. Accumulated Losses
Accumulated losses at beginning of year	(96.7)	(248.5)
Net profit attributable to Burns, Philp & Company Limited shareholders	110.9	170.0
Dividends declared and paid during the year— CP Shares	(18.0)	(17.9)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 “Employee Benefits”	—	(0.3)

Accumulated losses at end of year	(3.8)	(96.7)

Note 15. Total Equity
Total equity at beginning of year	758.3	479.5
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognised in statements of financial performance	97.5	94.5
Transactions with Burns, Philp & Company Limited shareholders as owners:
Contributions of equity	50.2	195.6
Dividends declared and paid during the year – CP Shares	(18.0)	(17.9)
Total changes in outside equity interests	1.8	6.6

Total equity at end of year	889.8	758.3

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16. Acquisition/Disposal of Controlled Entities

Control was not gained or lost over any entity during the current year.

In the previous year, the Group completed the acquisition from Kraft Foods International Inc. of its Fleischmann’s yeast and industrial bakery ingredients business in Latin America, for a total consideration of A$211.7 million. The Group also completed the acquisition of Goodman Fielder Limited (Goodman Fielder) during the year ended June 30, 2003. The aggregate amount of the cost of the acquisition was approximately A$2.0 billion. The results of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder.

With the sale of the Australasian Terminals business during the previous year, there was a loss of control over Terminals Pty Ltd, BST (Auckland) Ltd and Bulk Storage Terminals Ltd, resulting in an A$40.7 million gain being brought to account in the year ended June 30, 2003 (refer notes 3(b) and 18 for further details).

Note 17. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a)	Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a)	2003 Options outstanding (up until expiration date of August 14, 2003)

(b)	CP Shares

Earnings reconciliation

	Year ended
	June 30,
	2004	2003
	(A$ million)
Net profit attributable to Burns, Philp & Company Limited shareholders	110.9	170.0
Less: CP Shares dividend	(18.0)	(17.9)

Basic earnings	92.9	152.1
Add: CP Shares dividend	18.0	17.9

Diluted earnings	110.9	170.0

Basic earnings comprise:
Continuing operations	(62.0)	(83.1)
Discontinuing operations (a)	154.9	242.2

	92.9	152.1

Diluted earnings comprise:
Continuing operations	(44.0)	(72.2)
Discontinuing operations (a)	154.9	242.2

	110.9	170.0

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17. Earnings Per Share (cont.)

Weighted average number of shares used as the denominator

	Year ended
	June 30,
	2004	2003
	Shares	Shares
	(million)
Number for basic earnings per share	1,998.4	1,056.5
Adjust for:
Effect of 2003 Options (b)	23.0	637.2
Effect of CP Shares	797.3	797.4

Number for diluted earnings per share	2,818.7	2,491.1

(a)	Earnings from discontinuing operations for the current year represent the net profits of the Yeast and Bakery Ingredients Group and the Herbs and Spices business disclosed in note 19. Earnings for the year ended June 30, 2003 include the net profits disclosed in note 19, the net profits of the Terminals and Vinegar businesses disclosed in note 18 and gains totalling A$51.6 million on the sales of the Terminals and Vinegar businesses reported as individual significant items in that year.

(b)	During the current year 251.1 million (2003 – 978.0 million) 2003 Options were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for no consideration, weighted with reference to the date of conversion. The weighted average number included in the current year was 149.4 million (2003 – 472.9 million).

Note 18. Discontinued Operations

Terminals and Vinegar business segments

The Group’s Australasian Terminals and North American Industrial Vinegar businesses were sold during the year ended June 30, 2003. Gains on the sales of A$40.7 million (Australasian Terminals business) and A$10.9 million (North American Industrial Vinegar business) were brought to account in the consolidated profit for the year ended June 30, 2003 (refer note 3(b) for further details).

In note 4, the results of these businesses up until the dates of sale have been included in Other businesses in the reporting by business segment for the year ended June 30, 2003.

Additional financial information in respect of these businesses up until the dates of sale is set out below:

	Terminals	Vinegar
	Year ended	Year ended
	June 30,	June 30,
A $ million	2003	2003
Financial performance information
Revenue from ordinary activities	7.0	25.5
Expenses from ordinary activities	(5.4)	(21.8)

Segment result (EBIT)	1.6	3.7
Net interest revenue	—	0.1

Profit from ordinary activities before income tax	1.6	3.8
Income tax expense	(0.1)	—

Net profit	1.5	3.8

Cash flow information
Net cash provided by operating activities	0.8	6.3
Net cash (used in) investing activities	(2.2)	(0.4)

Net increase in cash held	(1.4)	5.9

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19. Disposal of Businesses

On July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients Group and Tones Brothers Inc. (Tones), its Herbs and Spices business, to Associated British Foods, plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses represent the Yeast/Bakery and Herbs and Spices business segments, respectively, in note 4.

The sale of Tones to ABF is subject to the expiration or termination of the applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act 1976. The sale of Tones is expected to be completed prior to September 30, 2004.

The sale of the Yeast and Bakery Ingredients Group is expected to be completed on September 30, 2004, subject to the satisfaction of certain conditions precedent, the most significant being:

•	the expiration or termination of the applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act 1976.;

•	the issue of a notice from the Commonwealth Government of Australia that it does not object to the parties entering into and completing the sale of the Australian holding company for the yeast and bakery ingredients business;

•	the obtaining of certain other regulatory approvals or lapse of relevant time periods; and

•	no legal restraint, prohibition to completion, or regulatory action which prevents completion.

In accordance with the Group’s senior financial arrangements, 25% of the proceeds (approximately A$475 million) will be applied to debt reduction. The financial effects of these transactions have not been reflected in the financial statements for the year ended June 30, 2004, as they occurred subsequent to balance date.

Due to the availability of tax losses across the Group, income tax payable on the sale is not expected to be significant.

Additional financial information in respect of these businesses is set out below:

	Yeast & Bakery Ingredients		Herbs & Spices
A $ million	2004	2003	2004	2003
Financial performance information for the year ended 30 June
Revenue from ordinary activities	808.0	815.6	263.6	348.4
Expenses from ordinary activities	(654.5)	(669.8)	(226.0)	(290.2)

Segment result (EBIT)	153.5	145.8	37.6	58.2
Net interest revenue/(expense)	(7.3)	(1.4)	—	0.1

Profit from ordinary activities before income tax	146.2	144.4	37.6	58.3
Income tax (expense)/benefit	(25.8)	(13.6)	0.6	—

Net profit before outside equity interests	120.4	130.8	38.2	58.3
Outside equity interests	(3.7)	(3.8)	—	—

Net profit	116.7	127.0	38.2	58.3

Financial position information as at 30 June
Total assets	1,110.5	1,121.7	174.2	177.0
Total liabilities	163.7	159.5	24.7	24.1

Net assets	946.8	962.2	149.5	152.9

Outside equity interests	19.2	17.9	—	—
Cash flow information for the year ended 30 June
Net cash provided by operating activities	148.6	166.6	39.7	77.9
Net cash (used in) investing activities	(11.5)	(218.3)	(3.0)	(4.1)

Net increase/(decrease) in cash held	137.1	(51.7)	36.7	73.8

Note 20. Contingent Liabilities

The consolidated entity is subject to litigation in the ordinary course of operations, for which provisions of A$38.6 million have been recognised in the consolidated financial statements as at June 30, 2004. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

Burns, Philp & Company Limited
Appendix 4E
Preliminary final report year end June 30, 2004

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21. Events Subsequent to Balance Date

Other than as disclosed in note 19, no event has occurred subsequent to balance date which would have a material effect on the financial statements at June 30, 2004.

Note 22. Status of 2004 Annual Report

This preliminary final report is based on financial statements, which are in the process of being audited.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date August 26, 2004	By /s/ Helen Golding
(Signature)*
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer